# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oblong, Inc., CIK 0000746210
CUSIP: 674434105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 110 16TH STREET, 110 16TH STREET, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 03/07/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0002059566-25-000001
Filed by CIK 0002059566

## Reporting persons
- Hall Jon Matthew: type of reporting person: individual (IN); citizenship or place of organization: Indiana (IN); sole voting power 174,065; shared voting power 0; sole dispositive power 174,065; shared dispositive power 0; aggregate amount beneficially owned 174,065 (15.2% of the class)

## Item 1. Issuer
Name of issuer: Oblong, Inc.
Address of issuer's principal executive offices: 110 16TH STREET, 110 16TH STREET, DENVER, COLORADO, 80202

## Item 2. Person Filing
Name of person filing: Jon Matthew Hall
Address of principal business office or, if none, residence:
6722 Hensley Ct.
Newburgh, IN 47630
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 174,065
Percent of class: 15.2
Sole power to vote or to direct the vote: 174,065
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 174,065
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Hall Jon Matthew: Jon Matthew Hall, Owner (04/14/2025)